John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

April 23, 2018

Re:	HYLETE, Inc.
Offering Statement on Form 1-A
Filed March 12, 2018
File No. 024-10817

Dear Mr. Reynolds:

We acknowledge receipt of comments in your letter of April 6, 2018 regarding the Offering Statement of HYLETE, Inc. (the “Company”), which we have set out below, together with our responses.

General

1. Please include financial statements for the year ended December 31, 2017 in your next amendment to comply with Part F/S (b)(3)(A) of Form 1-A.

The Company has revised the Offering Statement to include financial statements for the year ended December 31, 2017.

Use of Proceeds, page 6

2. Please revise to indicate the amount of proceeds to be used for each use indicated for the different offering amounts. Also please revise to indicate the use of proceeds for 100% of the offering amount.

The Company has revised the “Use of Proceeds” section as requested by the Staff, including the first sentence of that section.

Liquidity and Capital Resources

Issuances of Equity and Convertible Notes, page 10

3. Please revise to disclose what a “pre-market valuation” is and how it was calculated

The Company has added an explanation of “pre-money valuation.”

Compensation of Directors and Executive Officers, page 13

4. Please update the compensation disclosure for the most recent completed fiscal year. See Part II, Item 11 of Form 1-A.

The Company has updated the compensation disclosure.

Financial Statements

Statement of Stockholders’ Deficit for the Periods Ended June 30, 2017 (Unaudited) and December 31, 2016 (Audited), page F-24

5. Please revise to include financial information for your Class B Common Stock which reconciles the accumulated deficit with the amounts presented in the balance sheet.

The Company has reconciled the statement of stockholders’ deficit and the balance sheet in the financial statements for the year ended December 31, 2017.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Ronald WIlson

HYLETE, Inc.

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